RICHEMONT


05009337

**Via airmail**

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL


RECEIVED
JUN 29 2005

16 June 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the press release in English announcing Richemont's annual results at 31 March 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen

Alan Grieve

Enclosures

PROCESSED
JUN 30 2005
THOMSON
FINANCIAL

cc: Mr Richard L Muglia

# RICHEMONT

## RESULTS FOR THE YEAR ENDED 31 MARCH 2005

## 9 June 2005

*Richemont, the Swiss luxury goods group, announces its results for the year ended 31 March 2005*

**Adjusted results before exceptional items and goodwill amortisation**

| | March 2005 | March 2004 | |
|---|---|---|---|
| **Sales** | **€ 3 717 m** | € 3 375 m | + 10 % |
| **Operating profit** | **€ 505 m** | € 296 m | + 71 % |
| **Net profit** | | | |
| **- parent and subsidiaries** | **€ 413 m** | € 238 m | + 74 % |
| **- share of associated company** | **€ 468 m** | € 422 m | + 11 % |
| **- the Group** | **€ 881 m** | € 660 m | + 33 % |
| **Earnings per unit – fully diluted basis** | **€ 1.588** | € 1.193 | + 33 % |
| **Dividend per unit** | **€ 0.50** | € 0.40 | + 25 % |
| **Special dividend per unit** | **€ 0.50** | | |
| **Total dividend per unit** | **€ 1.00** | | |

**In accordance with the style of presentation used in previous years and for ease of comparability, these results are presented on an adjusted basis, excluding the effects of goodwill amortisation in respect of the Group's investment in British American Tobacco and exceptional items in both periods. The consolidated income statement on a reported basis is given on page 18 of this document.**

- The recovery in sales seen in the first half of the year continued into the second half year, with sales for the twelve-month period increasing by 10 per cent to € 3 717 million.

- Operating profit from Richemont's luxury goods businesses was 71 per cent above the prior year level at € 505 million. Higher sales resulted in a significantly higher gross margin contribution, whilst operating expenses grew by only 5 per cent.

- Free cash flow from operations was € 280 million for the year. Net cash at 31 March 2005 amounted to € 617 million.

- In addition to the 25 per cent increase in the level of ordinary dividend to € 0.50 per unit, a special dividend of € 0.50 per unit will also be paid.

- Richemont's share of the net profit of British American Tobacco, before goodwill amortisation and exceptional items, grew by 11 per cent to € 468 million. This was despite the Group's reduced effective interest in BAT during the year.

- Richemont's net profit for the year, before exceptional items and goodwill amortisation in respect of the investment in BAT, amounted to € 881 million, an increase of 33 per cent. After taking into account goodwill amortisation and exceptional items, net profit for the year on a reported basis in accordance with Swiss generally accepted accounting principles increased to € 985 million from € 320 million in the prior year.

## Index



## Appendices



This document contains forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Group's control. Richemont does not undertake to update, nor does it have any obligation to provide updates or to revise, any forward-looking statements.

## Executive Chairman's and Group Chief Executive Officer's review

We are happy to report strong financial results for the financial year ended 31 March 2005. After the difficulties that the luxury goods industry has faced in recent years, it is heartening to see such a strong recovery in demand and the very positive impact that this has had on the Group's profitability.

The higher sales and improved gross margin, linked to an overall increase of 5 per cent in net operating expenses for the year, have resulted in an improvement of some € 209 million in terms of operating profit, which amounted to € 505 million for the year. This also reflects the great emphasis that we have continued to place on containing costs, particularly in terms of support services in the regions and at the centre.

Profit after tax increased to € 415 million, excluding exceptional items, and the contribution from the Group's investment in British American Tobacco increased by 11 per cent to € 468 million, despite the Group's lower effective interest in the company during the year. Overall, net profit of the Group, on an adjusted basis excluding goodwill amortisation in respect of the investment in British American Tobacco and exceptional items, increased by 33 per cent to € 881 million.

Richemont's operating companies have worked hard to achieve these results and we thank our colleagues throughout the organisation for the contribution that they have all made to this success.

## Richemont's luxury goods businesses

Sales, at € 3 717 million, are the second highest in the Group's history and operating profit at € 505 million – whilst not quite at the record levels achieved in 2000 and 2001 – represents a significant recovery from the results seen in the last two years.

Richemont Maisons have enjoyed good growth across all geographic regions and all of our business segments have reported higher sales.

The 'Jewellery Maisons', Cartier and Van Cleef & Arpels, saw their combined turnover increasing by 8 per cent to € 1 956 million. Cartier has performed strongly in all markets with double-digit growth in underlying sales in all regions, with the exception of Japan. New watch models such as the *Santos 100*, launched in 2004, and jewellery ranges such as the *Panthère* have all contributed significantly to the strong performance. Cartier remains the acknowledged global leader in its market.

Although small in comparison to Cartier, Van Cleef & Arpels has also posted good growth during the year. Having established a product range that embodies the values and heritage of the Maison, our goal now is to continue to gradually expand its global distribution.

This was an excellent year for Richemont's watchmakers. The majority were able to post double digit increases in sales and demand was strong in all regions. Particularly strong growth was seen in the Asia-Pacific region and in the Americas. Notably, IWC has benefited from its roll-out into new markets, linked to the introduction of exciting new models such as the *Aquatimer*. Jaeger-LeCoultre too has continued its global roll-out and is benefiting from the increased awareness of its character as a true 'Manufacture' in terms of high watchmaking skills.

Montblanc continues to grow its global business, benefiting from the broadening of its product ranges and the extension of its network of boutiques. Although it remains focused as the world's leading luxury writing instrument producer, Montblanc is also seeing strong demand for its watch and leather goods ranges. The *Timewalker* range of chronographs has performed extremely well and has helped the brand to further strengthen its position in terms of distribution through high-end watch and jewellery retailers.

We are pleased to report that Alfred Dunhill has reduced its level of operating losses. Sales increased by 5 per cent, with strong growth in Asia-Pacific, including China, and losses were reduced by 20 per cent. However, this is still an unsatisfactory situation. The focus for the year ahead will be to significantly improve operating efficiency within the Maison, whilst continuing to expand the sales base, particularly in China where the brand already enjoys a very strong position.

Lancel has had a testing year. With its business largely centred on the French domestic market, it has suffered from the depressed local economy and the continued low level of tourism. Sales were broadly in line with the prior year. We expect to see an improved performance in the current financial year, although much will depend on consumer confidence and levels of demand in France.

The year saw the further development of Richemont's retail distribution network. The Group opened 25 new stores, including 13 for Montblanc, and continued the programme of remodelling and refurbishing of existing stores. Cartier opened its 7th store in mainland China at Bund 18 in Shanghai in December 2004 and now has 9 boutiques in the country. The totally renovated Vacheron Constantin boutique at the home of the Maison in the heart of Geneva was reopened in December 2004, in time for the Maison's 250th anniversary year in 2005. Van Cleef & Arpels also opened a flagship boutique in London's Bond Street, whilst September saw the opening of the refurbished Lancel store at its home on the Place de l'Opéra in Paris.

**British American Tobacco plc ('BAT')**

The past year saw the disposal of the final tranche of BAT preference shares last June, in accordance with the terms of the 1999 merger agreement, and a disposal by the Group to Remgro Limited, our joint venture partners in the investment in BAT, of a 0.6 per cent interest in the ordinary shareholding.

As a result of these factors, mitigated to some extent by BAT's own share buy-back programme, Richemont's effective interest in BAT declined from 19.6 per cent at 31 March 2004 to 18.3 per cent at the end of the current financial year. Nonetheless, the investment in BAT continues to represent over 40 per cent of the Group's balance sheet total and to account for more than 50 per cent of the Group's net income on an adjusted basis, before goodwill amortisation and exceptional items.

BAT contributed € 468 million to Group profit for the year, an increase of 11 per cent over the prior year, despite the lower effective interest.

**Cash flows**

Richemont's luxury goods businesses generated a cash flow from operations this year of € 481 million before net acquisitions of fixed assets and taxation payments. Whilst this is lower than the prior year, the difference is largely due to an increase in raw materials inventories, including gemstones and precious metals. In addition to the cash inflow of € 1 007 million in respect of the BAT preference shares and the sale of the 0.6 per cent interest in BAT ordinary shares, the Group received dividends of € 267 million from BAT. Taking into account the Group's own dividend payment, taxation and other investing and financing activities, cash resources increased by a net € 1 147 million during the year. The Group's net indebtedness has been paid down during the year and at 31 March 2005 the Group had cash on hand, net of structural long-term borrowings, of € 617 million.

We believe that this cash generative capacity and the resultant sound financial position is one of Richemont's principal strengths. Whilst we are very confident of the prospects for the luxury goods industry, we acknowledge that the business is susceptible to the impact of economic forces and external shocks, together with the swings in consumer confidence that these can cause. The Group's financial strength is, therefore, an insurance against whatever the future may hold.

**Dividend**

Recognising the significant upturn in Richemont's luxury goods businesses, the continuing strength of its tobacco interests and the elimination of the Group's debt, the Board has decided to recommend the payment of a total dividend of € 1.00 per unit this year. This comprises the regular dividend of € 0.50 per unit, an increase of 25 per cent over the prior year, together with a special dividend, funded from the proceeds of the liquidation of the BAT preference shareholding, of € 0.50 per unit.

The regular dividend will be paid jointly by Richemont SA, Luxembourg – which will pay € 0.46 per unit – and Compagnie Financière Richemont SA – which will pay € 0.04 per unit. The dividend payable by Compagnie Financière Richemont SA will be subject to Swiss withholding tax of 35 per cent. The special dividend will be payable by Richemont SA, Luxembourg. No withholding tax will be deductible in respect of the dividends payable by Richemont SA, Luxembourg.

**Sale of Hackett**

The Group has announced the sale of its investment in Hackett, one of the Group's smaller businesses. Although a well-established part of the Group and a growing business, Hackett is focused on the highly competitive men's tailoring business. This is an area where there are only limited synergies within the Group and, after a detailed review of the options open to Richemont, we felt that a sale to an industry specialist, which could take Hackett to the next stage in its development, was the right thing to do. The transaction will have no material impact on Richemont's balance sheet, cash flow or results for the year ending 31 March 2006.

**American Depository Receipt Programme**

In 1995, Richemont launched a sponsored American Depository Receipt ('ADR') programme in conjunction with Bank of New York. The ADR's were not listed but were traded 'over the counter' in the United States. This was seen as a means to allow US investors access to Richemont and mirrored the South African Depository Receipt programme launched when Richemont was founded in 1988.

Over the years, Richemont has attracted a significant US shareholder base. However, this has largely comprised institutional investors, who have preferred to invest in Richemont 'A' units directly, through the Group's principal listing on the SWX Swiss Exchange. As such, the number of ADR's in circulation remains only a small percentage of the 'A' unit capital and, after an evaluation of the alternatives, the Board has decided that the ADR programme should be withdrawn. We will work together with Bank of New York to ensure that ADR holdings are converted into 'A' units or sold, in accordance with ADR-holders' wishes. Bank of New York will contact holders with further information in due course.

No changes are planned to the South African Depository Receipt programme, which today accounts for some 30 per cent of the 'A' units in issue.

**Current trading and outlook for the year**

The pattern of steady sales growth seen in the first quarter of calendar 2005 has continued into the months of April and May, when sales for the Group overall have increased by 15 per cent at actual exchange rates. The Group's watch businesses, in particular, have continued to show strong levels of growth in the first two months of the current financial year.

The Asia-Pacific and Americas regions have been the principal drivers of growth, although Europe has also produced double-digit growth during the period. Notwithstanding the relatively strong euro, we are optimistic that, barring unforeseen developments, the year ahead will be a good one for the Group.

Whilst we cannot control the external market environment, we are hopeful that the positive sales trends seen during the year gone by and in recent months will continue. Equally, the steps we have taken and are still implementing to optimise the Group's operations and improve effectiveness will continue to benefit the Group. We will do our utmost to ensure that the central and regional service functions are optimally structured to service the needs of the Maisons and that they, in turn, are well positioned in terms of creative design, new products and resources to allow Richemont to grow and prosper in the current financial year and in the years ahead.

**Johann Rupert**
**Executive Chairman**

**Norbert Platt**
**Group Chief Executive Officer**

Compagnie Financière Richemont SA
Geneva, 9 June 2005

## Business Review

### Sales and operating profit

| | March 2005 €m | March 2004 €m | | | |
|---|---|---|---|---|---|
| **Sales** | **3 717** | 3 375 | + | 10 | % |
| Cost of sales | **(1 325)** | (1 283) | | | |
| **Gross margin** | **2 392** | 2 092 | + | 14 | % |
| Net operating expenses | **(1 887)** | (1 796) | | | |
| **Operating profit** | **505** | 296 | + | 71 | % |

Sales in the year increased 10 per cent to € 3 717 million. This increase includes unusually high rates of growth in the first two months of the financial year, when sales grew by more than 20 per cent. These high rates reflect the impact of SARS in the comparative period. The improvement in sales continued for the rest of the year, albeit at a more moderate rate, including the important pre-Christmas quarter, when sales increased by 9 per cent.

The gross margin percentage increased from 62.0 per cent to 64.4 per cent, reflecting both changes in product mix and a higher utilisation rate within the Group's manufacturing facilities. In addition, price increases had a positive influence on the gross margin percentage, offsetting the negative impact of the weaker dollar seen during the latter part of the financial year.

Net operating expenses increased by 5 per cent, largely due to increased communication, selling and distribution costs; communication costs having increased by 14 per cent to € 414 million. As a percentage of sales, however, communication costs represented 11.1 per cent, a marginal increase over the prior year. Administration and other expenses decreased by 5 per cent to € 550 million, partly offsetting the increases described above. There were no material, exceptional charges in either period.

Operating profit increased by 71 per cent to € 505 million and the operating margin improved by 4.8 percentage points to 13.6 per cent.

**Analysis of sales and profitability by business area**

The following table analyses the sales and operating contribution of the Group's five main areas of activity.

| | **March 2005 € m** | March 2004 € m | | |
|---|---|---|---|---|
| **Sales** | | | | |
| Jewellery Maisons | **1 956** | 1 808 | + | 8 % |
| Specialist watchmakers | **885** | 780 | + | 13 % |
| Writing instrument manufacturers | **427** | 389 | + | 10 % |
| Leather and accessories Maisons | **265** | 258 | + | 3 % |
| Other businesses | **184** | 140 | + | 31 % |
| | **3 717** | 3 375 | + | 10 % |
| **Operating result** | | | | |
| Jewellery Maisons | **460** | 367 | + | 25 % |
| Specialist watchmakers | **148** | 95 | + | 56 % |
| Writing instrument manufacturers | **59** | 55 | + | 7 % |
| Leather and accessories Maisons | **(40)** | (42) | + | 5 % |
| Other businesses | **3** | (9) | | |
| | **630** | 466 | + | 35 % |
| Corporate costs | **(125)** | (170) | - | 26 % |
| **Operating profit** | **505** | 296 | + | 71 % |

In the table above, those Maisons which are principally engaged in a specific business area have been grouped together. Accordingly, those businesses which have a heritage as producers of high jewellery and jewellery watches – Cartier and Van Cleef & Arpels – are grouped together as jewellery Maisons. Their entire product ranges, including watches, writing instruments and leather goods, are reflected in the sales and operating results for that segment.

The Group's jewellery Maisons reported an 8 per cent increase in sales at actual exchange rates. During the year, Cartier launches included the new *Panthère* high jewellery range and the relaunch of the *Trinity* collection. Cartier watch sales included a significant contribution from the *Santos* range, including the *Santos 100* and *Santos Dumont* models. Van Cleef & Arpels' sales increased, reflecting the effects of boutique openings and the launch of new products, including the *Hawaii* line. For the segment as a whole, increasing sales and continuing cost control have generated an operating profit of € 460 million and an operating margin of 24 per cent, 4 percentage points above the prior year.

The Group's specialist watchmakers reported a 13 per cent increase in sales, with almost all brands reporting double-digit growth. Operating profit increased by 56 per cent to € 148 million, representing an operating margin of 17 per cent compared with 12 per cent in the prior year.

Richemont's writing instruments manufacturers – Montblanc and Montegrappa – reported sales growth of 10 per cent for the year. This was, in part, attributable to the expansion of Montblanc's retail network but also reflected an increase in demand across its product ranges. Writing instrument sales particularly benefited from continued demand for the *Starwalker* collection, launched last year. Leather goods, watches and other accessories now account for more than one third of the Maison's sales. Despite the additional costs associated with an expanding retail network, the segmental operating margin was in line with the prior

year at 14 per cent. The Montegrappa brand reported strong growth, albeit from a small base, supported by the Group's wholesale distribution network.

The Group's "Leather and accessories" businesses, being Alfred Dunhill and Lancel, have reported lower levels of losses as the benefits of earlier restructuring steps flow through into results. Despite the weaker currencies in the brand's key Asian markets, losses at Alfred Dunhill were reduced by 20 per cent to € 24 million. Lancel's results included non-recurring charges of some € 7 million principally linked to its French operations as the Maison suffered from weak demand in its principal market, France.

The "Other businesses" segment includes Chloé, Hackett, Purdey and Old England as well as certain watch component manufacturing activities for third parties. The inclusion of these smaller businesses in one segment recognises the disparity in size between them and the Group's larger operations. Chloé, in particular, has enjoyed an excellent year, with revenue growth of 54 per cent. The Maison has extended its wholesale network, has received numerous design awards and has gained a significantly higher profile in the fashion world.

Operating profit before corporate costs totalled € 630 million, an increase of 35 per cent compared to the prior year. The operating margin before corporate costs consequently increased from 14 per cent to 17 per cent. Corporate costs, which include general administration, central service functions and central marketing initiatives, included certain provisions in the prior year, the non-recurrence of which contributed to the reduction of 26 per cent overall.

The improvement in the trading result, together with the reduction in corporate costs, has resulted in an improvement in the Group's overall operating margin from 8.8 to 13.6 per cent.

Details of sales by product line are given in Note 1 to the abridged financial statements.

**Sales by region**

| | **March 2005 € m** | March 2004 € m | at actual exchange rates | at constant exchange rates |
|---|---|---|---|---|
| Europe | **1 607** | 1 458 | + 10 % | + 10 % |
| Japan | **642** | 625 | + 3 % | + 5 % |
| Asia-Pacific | **766** | 637 | + 20 % | + 26 % |
| Americas | **702** | 655 | + 7 % | + 14 % |
| | **3 717** | 3 375 | + 10 % | + 13 % |

Sales in European markets accounted for 43 per cent of sales; Europe remaining the Group's most important geographic region. The good performance in the region reflects both the strength of the Group's principal Maisons in their home markets and signs of a recovery in terms of tourist numbers in some countries. At constant exchange rates, full year sales in France and Italy increased by 11 per cent and 8 per cent respectively, whilst sales growth in the United Kingdom, which has seen a number of years of good growth, slowed to 2 per cent.

Sales in Japan increased by 3 per cent, with growth driven by Cartier and the specialist watchmakers. The Japanese market continues to grow, despite economic factors that have slowed its development in recent years, such as weaker exchange rates, demographic changes and the lack of growth in the broader economic environment.

Sales in the Asia-Pacific region increased by 20 per cent. It should be noted that sales in the first quarter of the comparative year suffered from the adverse effects of SARS on tourism, but sales in the important pre-Christmas quarter, unaffected by the crisis, were up 16 per cent at constant exchange rates. At constant exchange rates, sales in Hong Kong and China increased by 32 per cent and 44 per cent, respectively.

The Americas region reported underlying sales growth of 14 per cent in constant currency terms, reflecting the strength of demand in the USA and double-digit growth from the Group's Jewellery Maisons and Specialist Watchmakers. At actual exchange rates, sales in euro terms increased by 7 per cent.

**Sales by distribution channel**

| | **March 2005 € m** | March 2004 € m | |
|---|---|---|---|
| Retail sales | **1 509** | 1 392 | + 8 % |
| Wholesale sales | **2 208** | 1 983 | + 11 % |
| | **3 717** | 3 375 | + 10 % |

Retail sales increased by 8 per cent, with double-digit growth in Europe and the Asia-Pacific region partly offset by lower rates in Japan and the Americas. As a proportion of total sales, retail sales were in line with the previous year at 41 per cent.

With strong demand for watch products, wholesale sales increased in all regions and by 11 per cent overall.

The Group's network of owned stores grew by 25 during the year to 577 outlets. Whereas Cartier's investments were primarily in the refurbishment of existing stores, other Maisons expanded their retail networks, with most of the overall increase relating to Montblanc and Alfred Dunhill. Montblanc developments included the opening of 3 new stores in China and the takeover of 8 franchises in Mexico. Alfred Dunhill's network increased by 8 boutiques, mainly due to the takeover of franchises in Korea. Lancel's network decreased during the year, reflecting its withdrawal from own-store retail activities in Japan.

**Retail network (number of points of sale)**

| | Owned | Franchised | Total |
|---|---|---|---|
| Cartier | 154 | 70 | 224 |
| Van Cleef & Arpels | 35 | 9 | 44 |
| Piaget | 21 | 17 | 38 |
| Montblanc | 154 | 93 | 247 |
| Alfred Dunhill | 81 | 92 | 173 |
| Lancel | 65 | 53 | 118 |
| Hackett | 28 | - | 28 |
| Other | 39 | 30 | 69 |
| | 577 | 364 | 941 |

**Income statement on an adjusted basis**

| | March 2005<br>€ m | March 2004<br>€ m |
|---|---|---|
| **Operating profit** | **505** | 296 |
| Net investment income | **2** | 6 |
| **Profit before tax** | **507** | 302 |
| Taxation | **(92)** | (64) |
| **Profit after tax** | **415** | 238 |
| Minority interests | **(2)** | - |
| **Net profit of the parent and its subsidiaries** | **413** | 238 |
| **Share of results of associated company - British American Tobacco** | **468** | 422 |
| **Net profit of the Group** | **881** | 660 |

Net investment income was broadly in line with the prior year, in spite of a € 33 million decrease in income relating to the British American Tobacco preference shares which were disposed of in June 2004. This decrease was largely offset by a significant reduction in net interest expense, reflecting the elimination of net debt during the year.

The Group's effective taxation rate for the year declined from 21.2 per cent to 18.1 per cent. Following the completion of a programme to integrate operations, the Group is now more efficiently structured. With both its headquarters and a large element of its manufacturing operations in Switzerland, the Group also benefits from the comparatively low rate of Swiss corporate taxes.

**Associated company – British American Tobacco ('BAT')**

In the year under review, the Group's share of the results of its associated company, BAT, increased by 11 per cent to € 468 million.

In its financial year to 31 December 2004, BAT's adjusted diluted earnings per share, a good measure of its underlying performance, grew by 10 per cent to 75.83 pence per share. This reflects the higher operating profit, the reduced effective tax rate, lower minority interests and the positive impact of BAT's share buy-back programme.

In the quarter to 31 March 2005, BAT's adjusted diluted earnings per share calculated using International Financial Reporting Standards showed an increase of 26 per cent over the comparable period.

In the year to 31 December 2004, BAT – in line with UK accounting practice – included within its equity an amount of £ 918 million, being the gain on the disposal of subsidiaries and some £ 216 million in respect of goodwill reinstated on its balance sheet. These items were linked to the deemed disposal of its US operations as a consequence of the Reynolds American transaction. Under the Group's accounting policies, Richemont has included its share of the gain on disposal of € 252 million within exceptional items in its profit and loss account on a reported basis for the year ended 31 March 2005.

In the year to 31 March 2005, Richemont's interest in BAT generated cash totalling € 1 274 million. This is made up of dividends on its ordinary and preference shares totalling € 267 million (2004: € 252 million), the proceeds on the effective disposal of Richemont's interest in the preference shares of some € 828

million as well as € 179 million on the disposal of a 0.6 per cent effective interest in BAT to Remgro Limited, announced in March 2005. Richemont now has an effective interest in 390 036 627 BAT ordinary shares.

BAT has reported under UK accounting standards ('UK GAAP') for its financial year ended 31 December 2004. From 1 January 2005, BAT has adopted International Financial Reporting Standards ('IFRS'). In Richemont's consolidated financial statements for the year ended 31 March 2005, the Group has included its share of BAT results for the nine months to 31 December 2004 using UK GAAP based figures provided by BAT. To reflect Richemont's April to March financial year, BAT's results for the quarter ended 31 March 2005 and its balance sheet at that date, which were prepared by BAT in accordance with IFRS, were adjusted to reflect consistent accounting policies for the full 12-month period.

The Group's percentage interest in the ordinary capital of BAT fluctuated during the year as a result of the conversion of the BAT preference shares into ordinary shares on 28 May 2004 upon their sale to third party investors and the indirect sale, announced in March 2005, of a 0.6 per cent interest in BAT shares to the Group's joint venture partner, Remgro Limited, offset to some extent by the effect of the share buy-back programme carried out by BAT during the year. The following table shows the percentage interest held by Richemont in BAT during the financial year as well as the percentages applied to the prior year.

For the year ended 31 March 2005:

| | |
|---|---|
| 1 April 2004 to 31 May 2004 | 19.7 % |
| 1 June 2004 to 30 September 2004 | 18.7 % |
| 1 October 2004 to 31 December 2004 | 18.8 % |
| 1 January 2005 to 28 February 2005 | 18.8 % |
| 1 March 2005 to 31 March 2005 | 18.3 % |

For the year ended 31 March 2004:

| | |
|---|---|
| 1 April 2003 to 30 September 2003 | 19.2 % |
| 1 October 2003 to 31 March 2004 | 19.6 % |

BAT's own attributable profit, excluding goodwill amortisation and exceptional items, was 9 per cent higher than the previous year at £ 1 698 million. However, after accounting adjustments to reflect the present value of the preference shares and preference share dividends, BAT's results for 2005 were 11 per cent higher compared to the previous year. Notwithstanding Richemont's reduced equity interest, the 2 per cent strengthening of sterling against the euro and the improved profitability of BAT resulted in the Group's share of BAT's results increasing in euro terms by 11 per cent to € 468 million.

In July 2004, BAT completed the agreement to combine its Brown & Williamson ('B&W') US domestic businesses with that of R.J. Reynolds ('RJR') under Reynolds American Inc, a new holding company 58 per cent owned by RJR shareholders and 42 per cent by BAT. BAT also sold Lane, its US-based pipe and smoking tobacco business, to Reynolds American for $ 400 million in cash. As a consequence of the merger, B&W and each of its affiliates (other than Reynolds American and its subsidiaries) will be indemnified by Reynolds American for all existing and future litigation relating to the US tobacco business. BAT expects that the transaction will significantly improve its competitive position in the US domestic market.

The following comments on BAT's performance have been extracted from the BAT annual report for its financial year ended 31 December 2004:

During BAT's financial year ended 31 December 2004, cigarette volumes, including make-your-own 'stix', grew by 8 per cent to 853 billion cigarettes. The additional volumes were mainly gained from acquisitions together with the impact of the Reynolds American transaction. Excluding these benefits, the growth in sales volume would have been 0.4 per cent. Cigarette sales volumes include the whole of the Reynolds American volume, as is the case with BAT's other associated companies in India and Denmark. The US volumes, therefore, include seven months from Brown & Williamson and five months from Reynolds

American. Excluding merger benefits, there were strong volume performances in Russia, Turkey, India and Pakistan, offset by declines in Germany, France, Canada and Japan. The global drive brands – Dunhill, Kent, Lucky Strike and Pall Mall – grew by 2 per cent. Kent's volume increased by 10 per cent to a new record high of 33 billion.

BAT's operating profit, before goodwill amortisation and exceptional items, was 2 per cent higher at £ 2 830 million. These results were adversely affected by average sterling exchange rates strengthening against almost all currencies. At comparable rates of exchange, operating profit, before goodwill and exceptional items, would have risen by 7 per cent, reflecting the benefit from the Ente Tabacchi Italiani S.p.A. ('ETI') acquisition at the end of 2003 and a good performance in all regions except America-Pacific.

Profit from the America-Pacific region was £ 795 million, a decrease of £ 200 million from the same period last year. This was the result of lower profits in Canada and Japan, further accentuated by the translation of US and Canadian results into sterling. Volumes in the region were up 27 per cent to 131 billion, mainly as a result of the Reynolds American transaction, with higher volumes from South Korea more than offset by declines in Canada and Japan.

In Asia-Pacific, regional profit rose by £ 42 million to £ 515 million as strong performances in Australia, New Zealand, Malaysia, Vietnam, Pakistan, India and the duty-free business were only partially offset by reduced profit from Indonesia and Taiwan. Regional volumes at 201 billion were 4 per cent higher than last year, with strong increases in India, Vietnam, Pakistan and Bangladesh partially offset by declines in Indonesia and Malaysia.

In Latin America, a decrease in profit of £ 12 million to £ 428 million was mainly the result of many currencies in this region weakening against sterling. This masked good performances in local currency terms as the region benefited from an improvement in margins. Regional sales volume at 148 billion was down by 2 billion mainly as a result of increased pressure from growing illicit trade, especially after excise driven price increases in Brazil and Argentina. This was partly offset by the additional volumes from the new business acquisition in Peru, good performances in the majority of the Central American markets and growth in Venezuela.

In Europe, profit increased by £ 190 million to £ 726 million, mainly driven by the inclusion of the ETI in the results from the beginning of 2004. Excluding ETI, there was good profit growth of 10 per cent at comparable rates of exchange. There were excellent performances in Russia and Romania. The Smoking Tobacco and Cigars business performed well and benefits were realised from cost savings following the closure of factories and a number of reorganisations. These more than offset the adverse impact of markets where excise increases resulted in lower volumes. Regional volumes grew by 7 per cent, reaching 268 billion, primarily due to incremental volume from newly acquired businesses and growth in Russia, partly offset by market-related declines in Western Europe.

Profits in the Africa and Middle East region grew by £ 29 million to £ 366 million with strong performances from South Africa, Nigeria and the Caucasus, partly offset by the cost of continued investment in new markets and a large fall in profit from Zimbabwe. Volumes rose by 7 per cent to 105 billion mainly as a result of the significant growth in Turkey as well as increases in the Caucasus and Nigeria, partly offset by declines in South Africa and Zimbabwe.

**Cash flow**

| | March 2005 €m | March 2004 €m |
|---|---|---|
| Operating profit | **505** | 296 |
| Depreciation and other non-cash items | **113** | 151 |
| **Earnings before interest, tax and depreciation** | **618** | 447 |
| (Increase) / decrease in working capital | **(137)** | 114 |
| **Cash generated from operations** | **481** | 561 |
| Returns on investments and servicing of finance | **5** | (26) |
| Taxation paid | **(79)** | (68) |
| Net acquisitions of fixed assets | **(127)** | (118) |
| **Free cash flow from operations** | **280** | 349 |
| Dividends received from associate – BAT | **267** | 252 |
| Proceeds from disposal of BAT preference shares | **828** | - |
| Proceeds from indirect sale of BAT ordinary shares | **179** | - |
| Other investing activities, net | **(5)** | 30 |
| **Net cash inflow before financing activities** | **1 549** | 631 |
| Dividends paid to unitholders | **(219)** | (176) |
| Buy-back of Richemont units, net | **44** | (98) |
| Other financing activities, net | **(257)** | (13) |
| Exchange rate effects | **30** | 29 |
| **Increase in cash, cash equivalents and short-term borrowings** | **1 147** | 373 |
| **Cash and cash equivalents at beginning of year** | **(371)** | (744) |
| **Cash and cash equivalents at end of year** | **776** | (371) |
| Long term borrowings | **(159)** | (423) |
| **Net cash / (borrowings)** | **617** | (794) |

During the financial year, Richemont repaid its net borrowings such that, at 31 March 2005, its net cash position was € 617 million. The € 1 411 million change from the prior year reflects principally the cash generated from operations as well as the funds received from the settlement of the BAT preference shares, together with the proceeds of the minor disposal of BAT ordinary shares to Remgro.

Earnings before interest, tax and depreciation amounted to € 618 million, an increase of 38 per cent compared to the prior year, reflecting the increased sales and the Group's operating leverage. Working capital requirements increased by € 137 million during the year, primarily reflecting inventory movements. As a result, € 481 million of cash was generated from operations.

Capital expenditure, net of disposals, was broadly in line with the depreciation charge for the year, reflecting the planned slowdown in the rate of expansion of the Group's retail network and lower investment in the expansion of watch manufacturing capacity.

Dividends received from BAT comprised the final dividend in respect of BAT's financial year ended 31 December 2003 and the interim dividend in respect of the 2004 financial year. Total dividends received amounted to € 267 million, including € 32 million in respect of the final dividend on the preference shares.

Proceeds from the disposal of the preference shares in BAT in 2004 amounted to € 828 million. The payment represented the second and final tranche of the redeemable preference shares issued by BAT as part of the consideration for the merger with Rothmans International in 1999. The proceeds from the indirect sale of ordinary shares in BAT to Remgro Limited, the Group's joint-venture partner, in March 2005 amounted to € 179 million.

**Summarised balance sheet**

| | **31 March 2005** | 31 March 2004 |
|---|---|---|
| | **€ m** | € m |
| **Long-term assets** | | |
| Fixed assets | **733** | 743 |
| Investment in associated undertaking – BAT | **2 746** | 2 454 |
| Other long-term assets | **377** | 381 |
| | **3 856** | 3 578 |
| **Net current assets** | **1 628** | 2 359 |
| **Net operating assets** | **5 484** | 5 937 |
| Net cash / (borrowings) | **617** | (794) |
| Cash | **1 409** | 186 |
| Bank loans and overdrafts | **(633)** | (557) |
| Short-term portion of long-term borrowings | **(4)** | (359) |
| Long-term borrowings | **(155)** | (64) |
| Other long-term liabilities | **(143)** | (171) |
| | **5 958** | 4 972 |
| **Equity** | | |
| Unitholders' funds | **5 952** | 4 968 |
| Minority interests | **6** | 4 |
| | **5 958** | 4 972 |

At 31 March 2005, the Group's interest in BAT ordinary shares amounted to 18.3 per cent and BAT's market capitalisation, based on 2 137 million ordinary shares in issue, amounted to € 28 992 million (£ 19 935 million). The fair value of the Group's investment in BAT ordinary shares therefore amounted to € 5 292 million. Details of movements in the Group's effective interest in BAT ordinary shares are given in the review of the Group's associated company.

The decrease in net current assets was largely due to the June 2004 settlement of the warrants issued in respect of the Group's preference shareholding in BAT. The warrants were exercised by holders in June 2004 resulting in a net cash inflow to Richemont of € 828 million. Compared to March 2004, net inventories increased by 9 per cent to € 1 522 million; finished goods inventories remained stable with the largest increase being in raw materials. Stock rotation marginally increased to 14 months.

At 31 March 2005, net cash amounted to € 617 million. Cash balances were primarily denominated in euros, whereas borrowings were spread across the principal currencies of the countries in which the Group has significant operations, namely, euros, yen, dollars and Swiss francs. Borrowings reflect the financing of net operating assets in the countries concerned.

**Consolidated income statement – on a reported basis**

| | March 2005 € m | March 2004 € m |
|---|---|---|
| **Operating profit** | **505** | 296 |
| Exceptional items | **81** | - |
| **Profit before net investment income** | **586** | 296 |
| Net investment income | **2** | 6 |
| **Profit before taxation** | **588** | 302 |
| Taxation | **( 92)** | ( 64) |
| **Profit after taxation** | **496** | 238 |
| Minority interests | **( 2)** | - |
| **Net profit of the parent and its subsidiaries** | **494** | 238 |
| Share of net profit of associated company | **491** | 82 |
| Share of net profit on an adjusted basis | **468** | 422 |
| Goodwill amortisation | **( 222)** | ( 196) |
| Share of exceptional items reported by associated company | **245** | ( 144) |
| **Net profit of the Group on a reported basis** | **985** | 320 |
| **A summary of the effects of goodwill amortisation and exceptional items on unitholders' net profit is shown below:** | | |
| **Net profit of the Group on a reported basis** | **985** | 320 |
| Elimination of goodwill amortisation - associated company | **222** | 196 |
| Elimination of exceptional items | **( 326)** | 144 |
| Gain arising on BAT ordinary shares | **( 81)** | - |
| Share of exceptional items reported by associated company | **( 245)** | 144 |
| **Net profit on an adjusted basis** | **881** | 660 |

After taking into account goodwill amortisation in respect of the Group's interest in BAT and exceptional items, net profit on a reported basis increased from € 320 million to € 985 million. Reflecting the accounting policy adopted by the Group in the previous financial year, goodwill arising from the acquisition of subsidiary companies is deducted immediately from unitholders' funds. All goodwill amortisation thus relates to the Group's interest in BAT, the Group's associated company.

During the year under review, Richemont disposed of a 0.6 per cent effective interest in BAT to its joint venture partner, Remgro Limited ('Remgro'). This followed an approach from Remgro, which wished to increase its effective interest in BAT to 10 per cent but was precluded from buying shares in the market by the terms of the Standstill Agreement entered into between BAT, Remgro and Richemont in 1999. The disposal was completed on 4 March 2005 and the Group realised an exceptional gain of € 81 million on the transaction. As a consequence of the disposal, the Group's effective interest in BAT declined from 18.8 per cent at the time of the transaction to 18.2 per cent.

Exceptional items reported in the Group's share of BAT's results amounted to € 245 million. The it
primarily related to gains on the disposal of subsidiaries and the Reynolds American transaction. In
prior year, the exceptional items reported by BAT primarily related to restructuring costs in the UK
Canada, the Group's share of these costs amounting to € 144 million.

Richemont's net profit for the year, before exceptional items and goodwill amortisation in respect of
investment in BAT, amounted to € 881 million, an increase of 33 per cent. After taking into acc
goodwill amortisation and exceptional items, net profit for the year on a reported basis in accordance
Swiss generally accepted accounting principles increased to € 985 million from € 320 million in the p
year.

## Proposed dividend

The Board of Directors has proposed a dividend of € 0.50 per unit, an increase of 25 per cent over the p
year's level. In addition, the Board has proposed that a special dividend of € 0.50 per unit should be pai
unitholders, reflecting the significant amount of cash received in respect of BAT shares disposed of du
the year. The dividends will be payable following the annual general meeting in September 2005.

| **The regular dividend will be paid as follows:** | | Gross per unit | Withholding tax @ 35 % | | Net per unit |
|---|---|---|---|---|---|
| Richemont SA, Luxembourg | € | 0.46 | - | € | 0.460 |
| Compagnie Financière Richemont SA, Switzerland | € | 0.04 | (€ 0.014) | € | 0.026 |
| | € | 0.50 | (€ 0.014) | € | 0.486 |

**The special dividend of € 0.50 per unit will be paid in full by Richemont SA, Luxembourg without deduction of withholding tax.**

## Annual General Meeting

The Annual General Meeting of shareholders of Compagnie Financière Richemont SA will be hel
10.00 am in the Salon St Gervais of the Hotel du Rhône, Quai Turrettini 1, Geneva on Thursday,
September 2005.

Compagnie Financière Richemont SA

Geneva, 9 June 2

**This page has been intentionally left blank**

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 MARCH

| | Notes | 2005 €m | 2004 €m |
|---|---|---|---|
| **Sales** | 1 | **3 717** | 3 375 |
| Cost of sales | | **(1 325)** | (1 283) |
| **Gross profit** | | **2 392** | 2 092 |
| Net operating expenses | 2 | **(1 887)** | (1 796) |
| **Operating profit** | | **505** | 296 |
| Exceptional items | 3 | **81** | - |
| **Profit before net investment income** | | **586** | 296 |
| Net investment income | 4 | **2** | 6 |
| **Profit before taxation** | | **588** | 302 |
| Taxation | | **( 92)** | ( 64) |
| **Profit after taxation** | | **496** | 238 |
| Minority interests | | **( 2)** | - |
| Share of results of associated company | 5 | **491** | 82 |
| **Net profit** | | **985** | 320 |

| | | | |
|---|---|---|---|
| **Earnings per unit** | 6 | € | € |
| Earnings per unit on a reported basis - basic | | **1.798** | 0.582 |
| Earnings per unit on a reported basis - fully diluted | | **1.775** | 0.578 |

---

A summary of net profit, adjusted to exclude the effects of goodwill amortisation and exceptional items, is set out below:

| | Note | 2005 €m | 2004 €m |
|---|---|---|---|
| **Net profit as reported** | | **985** | 320 |
| Goodwill amortisation in respect of associated company | | **222** | 196 |
| Exceptional item reported by Group | | **( 81)** | - |
| Exceptional items reported by associated company | | **( 245)** | 144 |
| **Net profit on an adjusted basis** | | **881** | 660 |

| | | | |
|---|---|---|---|
| **Earnings per unit** | 6 | € | € |
| Earnings per unit on an adjusted basis - basic | | **1.608** | 1.200 |
| Earnings per unit on an adjusted basis - fully diluted | | **1.588** | 1.193 |

The above summary of adjusted profit is supplementary to the requirements of Swiss generally accepted accounting principles.

# CONSOLIDATED BALANCE SHEET
# AT 31 MARCH

| | Notes | 2005 € m | 2004 € m |
|---|---|---|---|
| **Long-term assets** | | | |
| Property, plant and equipment | | **681** | 684 |
| Intangible assets | | **52** | 59 |
| Deferred tax assets | | **188** | 187 |
| Investment in associated undertaking | *7* | **2 746** | 2 454 |
| Other long-term assets | *8* | **189** | 194 |
| | | **3 856** | 3 578 |
| **Net current assets** | | | |
| Inventories | *9* | **1 522** | 1 402 |
| Debtors | *10* | **817** | 1 835 |
| Cash | | **1 409** | 186 |
| Current assets | | **3 748** | 3 423 |
| Bank overdrafts and short-term loans | | **( 633)** | ( 557) |
| Borrowings | | **( 4)** | ( 359) |
| Accruals and deferred income | | **( 173)** | ( 170) |
| Current tax liabilities | | **( 120)** | ( 97) |
| Provisions | | **( 63)** | ( 79) |
| Other current liabilities | *11* | **( 355)** | ( 532) |
| | | **2 400** | 1 629 |
| | | **6 256** | 5 207 |
| **Equity** | | | |
| Share capital | | **334** | 334 |
| Participation reserve | | **645** | 645 |
| Unitholders' capital | | **979** | 979 |
| Treasury units | | **( 560)** | ( 590) |
| Retained earnings and other reserves | | **5 533** | 4 579 |
| Unitholders' funds | | **5 952** | 4 968 |
| Minority interests | | **6** | 4 |
| | | **5 958** | 4 972 |
| **Long-term liabilities** | | | |
| Borrowings | | **155** | 64 |
| Provisions | | **34** | 46 |
| Post-retirement and other benefit obligations | | **75** | 89 |
| Deferred tax liabilities | | **34** | 36 |
| | | **298** | 235 |
| | | **6 256** | 5 207 |

# CONSOLIDATED CASH FLOW STATEMENT
# FOR THE YEAR ENDED 31 MARCH

| | Note | 2005<br>€ m | 2004<br>€ m |
|---|---|---|---|
| **Cash generated from operations** | 12 | **481** | 561 |
| Interest income and similar items | | **20** | 5 |
| Interest paid and similar items | | **( 20)** | ( 32) |
| Other investment income | | **37** | 14 |
| Dividends from associated undertaking | | **235** | 239 |
| Taxation paid | | **( 79)** | ( 68) |
| **Net cash inflow from operating activities** | | **674** | 719 |
| **Investing activities** | | | |
| Acquisition of property, plant and equipment | | **( 160)** | ( 124) |
| Proceeds from disposal of property, plant and equipment | | **41** | 14 |
| Acquisition of intangible assets | | **( 8)** | ( 10) |
| Proceeds from disposal of intangible assets | | **-** | 2 |
| Acquisition of subsidiary undertakings and minority interests, net of cash acquired | | **( 1)** | ( 7) |
| Proceeds from disposal of share of BAT preference shares | | **828** | - |
| Proceeds from the partial indirect sale of associated undertaking | | **179** | - |
| Proceeds from sale of assets held for resale | | **-** | 55 |
| Acquisition of other long-term assets | | **( 23)** | ( 36) |
| Proceeds from disposal of other long-term assets | | **19** | 18 |
| **Net cash generated from/ (used) in investing activities** | | **875** | ( 88) |
| **Net cash inflow before financing activities** | | **1 549** | 631 |
| **Financing activities** | | | |
| Proceeds from long-term borrowings | | **-** | 303 |
| Repayments of long-term borrowings | | **( 253)** | ( 317) |
| Dividend paid on Richemont SA participation reserve | | **( 219)** | ( 176) |
| Buy-back of treasury units and call option premium | | **( 25)** | ( 123) |
| Proceeds from sale of treasury units | | **69** | 25 |
| Other | | **( 4)** | 1 |
| **Net cash used in financing activities** | | **( 432)** | ( 287) |
| **Net cash inflow after financing activities** | | **1 117** | 344 |
| Effects of exchange rate movements | | **30** | 29 |
| **Net increase in cash and cash equivalents** | | **1 147** | 373 |
| **Cash and cash equivalents at beginning of year** | | **( 371)** | ( 744) |
| **Cash and cash equivalents at end of year** | | **776** | ( 371) |

## CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
## FOR THE YEAR ENDED 31 MARCH

| | Share capital € m | Participation reserve € m | Treasury units € m | Translation and other reserves € m | Retained earnings € m | Total unitholders' funds € m | Minority interests € m | Total € m |
|---|---|---|---|---|---|---|---|---|
| **Balance at 1 April 2003** | 334 | 645 | ( 487) | ( 129) | 4 629 | 4 992 | 6 | 4 998 |
| Exchange adjustments | - | - | - | 37 | ( 59) | ( 22) | - | ( 22) |
| BAT | | | | | | | | |
| - prior year adjustment reported by BAT | - | - | - | - | ( 42) | ( 42) | - | ( 42) |
| - change in percentage holding | - | - | - | - | 33 | 33 | - | 33 |
| Cash flow and net investment hedges | | | | | | | | |
| - net fair value losses | - | - | - | ( 24) | - | ( 24) | - | ( 24) |
| - transfer to the profit and loss account | - | - | - | ( 1) | - | ( 1) | - | ( 1) |
| Purchase of minority interests | - | - | - | - | - | - | ( 2) | ( 2) |
| Net profit | - | - | - | - | 320 | 320 | - | 320 |
| Goodwill set off against unitholders' funds | - | - | - | - | ( 3) | ( 3) | - | ( 3) |
| Net movement in treasury units | - | - | ( 103) | ( 8) | - | ( 111) | - | ( 111) |
| Release of unutilised restructuring provisions created on acquisition of subsidiary undertakings | - | - | - | - | 2 | 2 | - | 2 |
| Dividend paid on Richemont SA participation reserve | - | - | - | - | ( 176) | ( 176) | - | ( 176) |
| **Balance at 31 March 2004** | 334 | 645 | ( 590) | ( 125) | 4 704 | 4 968 | 4 | 4 972 |
| Exchange adjustments | - | - | - | 17 | - | 17 | - | 17 |
| BAT | | | | | | | | |
| - gain on dilution in percentage holding on conversion of preference shares | - | - | - | - | 90 | 90 | - | 90 |
| - goodwill reinstated on sale of subsidiaries by associate | - | - | - | - | 60 | 60 | - | 60 |
| - change in percentage holding | - | - | - | - | ( 17) | ( 17) | - | ( 17) |
| Cash flow and net investment hedges | | | | | | | | |
| - net fair value gains | - | - | - | 10 | - | 10 | - | 10 |
| - transfer to the profit and loss account | - | - | - | 2 | - | 2 | - | 2 |
| Net profit | - | - | - | - | 985 | 985 | 2 | 987 |
| Net movement in treasury units | - | - | 30 | ( 8) | 34 | 56 | - | 56 |
| Dividend paid on Richemont SA participation reserve | - | - | - | - | ( 219) | ( 219) | - | ( 219) |
| **Balance at 31 March 2005** | 334 | 645 | ( 560) | ( 104) | 5 637 | 5 952 | 6 | 5 958 |

**Note 1 – Sales**

**Analysis of sales by major product line**

| | 2005 | 2004 |
|---|---|---|
| | € m | € m |
| Jewellery | **845** | 789 |
| Watches | **1 774** | 1 560 |
| Writing instruments | **298** | 273 |
| Leather goods | **259** | 240 |
| Clothing and other | **541** | 513 |
| | **3 717** | 3 375 |

**Analysis of sales by geographical area**

| | 2005 | 2004 |
|---|---|---|
| | € m | € m |
| Europe | **1 607** | 1 458 |
| Japan | **642** | 625 |
| Asia-Pacific | **766** | 637 |
| Americas | **702** | 655 |
| | **3 717** | 3 375 |

**Note 2 – Net operating expenses**

| | 2005 | 2004 |
|---|---|---|
| | € m | € m |
| Selling and distribution costs | **923** | 854 |
| Communication costs | **414** | 364 |
| Administration and other expenses | **550** | 578 |
| | **1 887** | 1 796 |

**Note 3 – Exceptional item**

| | 2005 | 2004 |
|---|---|---|
| | € m | € m |
| Gain on disposal of share of associated undertaking | **81** | - |

In February 2005, R&R Holdings SA (R&R), the vehicle for the Group's joint venture with Remgro Limited (Remgro), issued additional equity instruments to Remgro. Thus, indirectly, Richemont sold 0.6 percent of its effective interest in British American Tobacco (BAT). The sale was transacted at a modest premium to the market price of BAT shares prevailing on the day of the transaction.

**Note 4 – Net investment income**

| | 2005 | 2004 |
|---|---|---|
| | € m | € m |
| Interest income and similar items | **22** | 5 |
| Interest expense and similar items | **( 20)** | ( 28) |
| Fair value gains on financial instruments | **-** | 29 |
| | **2** | 6 |

**Note 5 – Share of results of associated undertaking**

The Group's share of the results of British American Tobacco is set out below:

| | 2005 € m | 2004 € m |
|---|---|---|
| Operating profit | **803** | 782 |
| Goodwill amortisation | **( 222)** | ( 196) |
| Exceptional items | **245** | ( 144) |
| Net interest expense | **( 69)** | ( 74) |
| Profit before taxation | **757** | 368 |
| Taxation | **( 231)** | ( 243) |
| Profit after taxation | **526** | 125 |
| Minority interests | **( 35)** | ( 43) |
| Share of associate's results | **491** | 82 |

Analysed as follows:

| | 2005 € m | 2004 € m |
|---|---|---|
| Share of profit on an adjusted basis | **468** | 422 |
| Goodwill amortisation | **( 222)** | ( 196) |
| Amortisation charge in respect of associated undertaking | **( 143)** | ( 147) |
| Amortisation charge reflected in the Group's share of the results of BAT | **( 79)** | ( 49) |
| Exceptional items | **245** | ( 144) |
| Share of profit on a reported basis | **491** | 82 |

Richemont accounts for its effective interest in BAT under the equity method. Changes in the Group's percentage holding of BAT during the year reflect the conversion of the BAT preference shares into ordinary shares on 28 May 2004, the indirect sale of BAT shares to its joint venture partner Remgro in February 2005 and the share buy back programme carried out by BAT during the year. The following table indicates the percentages applied to BAT's profits during the financial year:

| For the period: | Percentage |
|---|---|
| 1 April 2004 to 31 May 2004 | 19.71 |
| 1 June 2004 to 30 September 2004 | 18.70 |
| 1 October 2004 to 31 December 2004 | 18.83 |
| 1 January 2004 to 28 February 2005 | 18.82 |
| 1 March 2005 to 31 March 2005 | 18.25 |

For the prior year, during the six month period to 30 September 2003, Richemont's effective interest in BAT was 19.17 per cent and for the six month period to 31 March 2004, 19.58 per cent.

Richemont's share of BAT's exceptional income for the year amounted to € 245 million (2004: exceptional charges of € 144 million).

**Note 6 – Earnings per unit**

a) On a reported basis

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 547.9 million units (2004: 550.2 million units), together with the net profit of the Group on a reported basis of € 985 million for the year (2004: € 320 million).

Fully diluted earnings per unit is calculated by reference to the 554.8 million units outstanding (2004: 553.3 million units) and net profit on a reported basis for the year of € 985 million (2004: € 320 million).

b) On an adjusted basis

Basic earnings per unit is calculated by reference to the weighted average number of units outstanding during the period of 547.9 million units (2004: 550.2 million units), together with the net profit of the Group on an adjusted basis of € 881 million for the year (2004: € 660 million).

Fully diluted earnings per unit is calculated by reference to the 554.8 million units outstanding (2004: 553.3 million units) and net profit on an adjusted basis for the year of € 881 million (2004: € 660 million).

**Note 7 – Investment in associated undertaking**

The investment in associated undertaking at 31 March is analysed as follows:

| | 2005<br>€ m | 2004<br>€ m |
|---|---|---|
| Carrying value at 1 April | **2 454** | 2 590 |
| Prior year adjustment reported by BAT | **-** | ( 42) |
| Exchange adjustments | **( 1)** | 16 |
| Indirect disposal of effective interest | **( 89)** | - |
| Dilution in percentage holding on conversion of preference shares | **90** | - |
| Goodwill reinstated by associate on disposal of subsidiaries | **60** | - |
| Change in percentage holding | **( 17)** | 33 |
| Net profit before goodwill amortisation | **713** | 278 |
| Amortisation of goodwill | **( 222)** | ( 196) |
| Dividends paid | **( 242)** | ( 225) |
| Carrying value at 31 March | **2 746** | 2 454 |

| | 2005<br>€ m | 2004<br>€ m |
|---|---|---|
| British American Tobacco | | |
| - Share of net tangible liabilities | **( 623)** | (1 011) |
| - Goodwill | **1 328** | 1 151 |
| | **705** | 140 |
| Richemont | | |
| - Goodwill arising on the Group's investment in BAT, net of amortisation | **2 041** | 2 314 |
| | **2 746** | 2 454 |

The market capitalisation of BAT ordinary shares at 31 March 2005 was £ 19 935 million (2004: £ 16 841 million). The fair value of the Group's effective interest of 18.25 per cent in BAT ordinary shares at that date was € 5 292 million (2004: effective interest of 19.6 per cent with a fair value of € 4 927 million).

### Note 8 – Other long-term assets

| | 2005<br>€ m | 2004<br>€ m |
|---|---|---|
| **Available-for-sale investments** | | |
| - Shares in unlisted undertakings | **36** | 39 |
| **Other** | | |
| - Collections | **78** | 74 |
| - Other | **75** | 81 |
| | **189** | 194 |

### Note 9 – Inventories

| | 2005<br>€ m | 2004<br>€ m |
|---|---|---|
| Raw materials and consumables | **133** | 42 |
| Work in progress | **343** | 349 |
| Finished goods and goods for resale | **1 046** | 1 011 |
| | **1 522** | 1 402 |

### Note 10 – Debtors

| | 2005<br>€ m | 2004<br>€ m |
|---|---|---|
| Trade debtors | **402** | 399 |
| Other debtors | **133** | 137 |
| BAT preference shares and warrants | - | 982 |
| BAT ordinary and preference shares | | |
| - dividends receivable | **166** | 195 |
| Assets held for resale | - | 16 |
| Prepayments and accrued income | **116** | 106 |
| | **817** | 1 835 |

### Note 11 – Other current liabilities

| | 2005<br>€ m | 2004<br>€ m |
|---|---|---|
| Trade creditors | **197** | 151 |
| Secured call warrants | - | 176 |
| Other creditors | **158** | 205 |
| | **355** | 532 |

**Note 12 – Cash inflow from operating activities**

| | **2005** | 2004 |
|---|---|---|
| | **€ m** | € m |
| Operating profit | **505** | 296 |
| Depreciation and impairment of property, plant and equipment | **130** | 131 |
| Amortisation of intangible assets | **15** | 14 |
| Other non-cash items | **( 32)** | 6 |
| (Increase)/decrease in inventories | **( 127)** | 137 |
| Increase in debtors | **( 32)** | ( 11) |
| Increase/(decrease) in current liabilities | **22** | ( 12) |
| | **481** | 561 |

Cash inflow from operating activities is stated before taxation, returns on investments and servicing of finance. The figure reflects underlying cash flows incurred in respect of each caption and specifically excludes foreign exchange effects, movements in non-operating assets and liabilities and changes in working capital as a result of acquisitions.

**Appendix 1**

**Transition to International Financial Reporting Standards ('IFRS')**

The Group will publicly report under IFRS for the first time in the year ending 31 March 2006, with restated comparative figures for the year to 31 March 2005 as required by IFRS. The first set of consolidated financial statements to be published under IFRS will be the interim report for the six months to 30 September 2005, with restated comparatives for the six months to 30 September 2004.

The Group is well advanced in its preparation for the changes required by the transition, and has for some time been analysing information that will comply with IFRS. Although some of the changes required by IFRS will affect the Group's reported profits and net assets, no changes to the Group's free cash flow are expected.

It is too early to provide a complete analysis of the impact the changes will have on the Group's income statement for the year to 31 March 2005, given that the transition process has not been completed and that further pronouncements by the International Accounting Standards Board may lead to a decision to make additional changes. Nevertheless, a preliminary analysis has identified that the principal and material change to operating profit will be a charge in respect of employee stock options of approximately € 32 million, reflecting the introduction of a new accounting Standard (IFRS 2). Other impacts on operating profit are not anticipated to be material, although certain reclassifications may be required.

Below operating profit, the Group anticipates a number of technical restatements. These are likely to include an increase in deferred taxation assets arising on intra-Group inventory transfers and certain changes in the Group's share of results from British American Tobacco ('BAT'). Overall, Group net profit for the year is expected to be higher following the IFRS restatement.

The share of results from BAT will significantly increase, partly due to the reversal of goodwill amortisation charges. Other technical adjustments relative to BAT include the reclassification of exceptional items between income and equity. Details on the effects of BAT's IFRS transition on its own financial statements are disclosed in BAT's most recent annual report.

The changes required by the transition to IFRS are expected to have a positive impact on Group net assets at 31 March 2005.

The transition to IFRS is not expected to have an impact on the Group's business model or its underlying performance.

## Appendix 2

### Exchange rates used in the preparation of this document

The results of the Group's subsidiaries and its associate which do not report in euros have been translated at the following average rates of exchange against the euro. The balance sheet of those subsidiaries and the associate have been translated into euros at the closing rates set out below.

| **Average exchange rates against the euro** | **Year to March 2005** | Year to March 2004 |
|---|---|---|
| U.S. dollar | 1.26 | 1.18 |
| Japanese yen | 135.2 | 132.6 |
| Swiss franc | 1.54 | 1.55 |
| Pounds sterling | 0.68 | 0.70 |
| **Closing exchange rates against the euro** | **31 March 2005** | 31 March 2004 |
| U.S. dollar | 1.30 | 1.23 |
| Japanese yen | 139.0 | 128.0 |
| Swiss franc | 1.55 | 1.56 |
| Pounds sterling | 0.69 | 0.67 |

### STATUTORY INFORMATION

Shares of Compagnie Financière Richemont SA are indivisibly twinned with participation certificates issued by its wholly-owned subsidiary Richemont SA to form Richemont units. Richemont 'A' units are listed on the Swiss Stock Exchange and traded on the virt-x markets (Reuters 'CFR.VX'/Bloombergs 'CFR.VX'/ISIN CH0012731458) and are included in the Swiss Market Index ('SMI') of leading stocks. Depository receipts in respect of Richemont 'A' units are traded on the JSE Securities Exchange South Africa (Reuters 'RCHJ.J'/Bloombergs 'RCH SJ').

The closing price of a Richemont 'A' unit on 31 March 2005 was CHF 37.55 and the market capitalization of the Group's 'A' Units on that date was CHF 19 601 million (€ 12 650 million).

Over the preceding year, the highest closing price of an 'A' unit was CHF 38.40 (12 February 2005), and the lowest CHF 29.95 (14 August 2004).

**Compagnie Financière Richemont SA**

Registered office:

8 Boulevard James-Fazy
1201 Geneva
Switzerland
Tel: (+41) (0) 22 715 3500
Fax: (+41) (0) 22 715 3550

**Richemont SA**

Registered office:

35 Boulevard Prince Henri
L-1724 Luxembourg
Tel: (+352) 22 42 10
Fax: (+352) 22 42 19

**Internet:** www.richemont.com

**E-mail:** investor.relations@richemont.com
secretariat@richemont.com
press.office@richemont.com

© Richemont 2005

# RICHEMONT


SEC MAIL PROCESSING
RECEIVED
WASH. D.C.

**Via airmail**

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

16 June 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 19 May 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,



Alan Grieve

Enclosures

cc: Mr Richard L Muglia

# PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

| | |
|---|---|
| Periode: | **6. Mai 2005 bis 19. Mai 2005** |
| Anzahl der gekauften "A" Units: | **0** |
| Anzahl der verkauften "A" Units: | **0** |
| Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004): | **5'000'000** |
| Nettobestand an eigenen "A" Units per 19. Mai 2005: | **23'968'608** |

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt eine Kaufoption die es ihr erlaubt, bis zu 4 Millionen "A" Units zu kaufen. Diese Option kann zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden.

| | |
|---|---|
| Datum: | **20. Mai 2005** |
| Gesellschaft: | Compagnie Financière Richemont SA |
| Person: | Alan Grieve / Jenny McLennan |
| Telefon: | 041 727 23 55 |

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

| | |
|---|---|
| Période concernée: | **du 6 mai 2005 au 19 mai 2005** |
| Nombre de "A" units achetées: | **0** |
| Nombre de "A" units vendues: | **0** |
| Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 25 février 2004): | **5'000'000** |
| Position nette en "A" units au 19 mai 2005: | **23'968'608** |

Le programme de rachat courant porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient une option d'achat qui lui permet d'acquérir, si elle est levée, jusqu'à 4 millions d'units "A". Cette option peut être levée à partir du 10 juin 2007 jusqu'au 10 juin 2011.

| | |
|---|---|
| Date: | **le 20 mai 2005** |
| Société: | Compagnie Financière Richemont SA |
| Personne: | Alan Grieve / Jenny McLennan |
| Téléphone: | 041 727 23 55 |

# RICHEMONT

**Via airmail**

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

16 June 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 2 June 2005. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,



Alan Grieve

Enclosures

cc: Mr Richard L Muglia

# PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

| | |
|---|---|
| Periode: | **20. Mai 2005 bis 2. Juni 2005** |
| Anzahl der gekauften "A" Units: | **0** |
| Anzahl der verkauften "A" Units: | **0** |
| Anzahl der seit Beginn des Rückkaufsprogrammes erworbenen "A" Units (Beginn 25. Februar 2004): | **5'000'000** |
| Nettobestand an eigenen "A" Units per 2. Juni 2005: | **23'968'608** |

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Compagnie Financière Richemont SA besitzt eine Kaufoption die es ihr erlaubt, bis zu 4 Millionen "A" Units zu kaufen. Diese Option kann zwischen dem 10. Juni 2007 und dem 10. Juni 2011 ausgeübt werden.

| | |
|---|---|
| Datum: | **3. Juni 2005** |
| Gesellschaft: | Compagnie Financière Richemont SA |
| Person: | Alan Grieve / Jenny McLennan |
| Telefon: | 041 727 23 55 |

# ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

Période concernée: **du 20 mai 2005 au 2 juin 2005**

Nombre de "A" units achetées: **0**
Nombre de "A" units vendues: **0**

Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 25 février 2004): **5'000'000**

Position nette en "A" units au 2 juin 2005: **23'968'608**

Le programme de rachat courant porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Compagnie Financière Richemont SA détient une option d'achat qui lui permet d'acquérir, si elle est levée, jusqu'à 4 millions d'units "A". Cette option peut être levée à partir du 10 juin 2007 jusqu'au 10 juin 2011.

Date: **le 3 juin 2005**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve / Jenny McLennan
Téléphone: 041 727 23 55

# RICHEMONT

**Via airmail**


RECEIVED
WASH, D.C.

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

16 June 2005

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copy of the announcement in English announcing the Management changes at Alfred Dunhill. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen

Alan Grieve

Enclosures

cc: Mr Richard L Muglia

File no. 82-4102

# RICHEMONT

## PRESS RELEASE FOR IMMEDIATE RELEASE

## 9 JUNE 2005

## MANAGEMENT CHANGES AT ALFRED DUNHILL

Richemont, the Swiss luxury goods group, regrets to announce the resignation of Mr Simon Critchell, Chief Executive Officer of Alfred Dunhill Limited, after more than 15 years with Richemont. Mr Critchell will remain with the Group until 31 March 2006.

Formerly President and CEO of Richemont North America, Mr Critchell was instrumental in Cartier's expansion in the United States throughout the 1990s. He was appointed to the Richemont management board in March 2001 and became CEO of Alfred Dunhill Limited in September of that year, when he moved to London and assumed responsibility for the worldwide renaissance of that unique, masculine, luxury brand.

In describing Mr Critchell's achievements in the last 15 years, Johann Rupert, Richemont Executive Chairman said "After eleven distinguished years in New York, Simon took on the challenge of Alfred Dunhill in 2001 when the business was in difficulty and lacked direction. He has brought the brand back to a level of prominence with the press and the public that it has not seen for a number of years. We are sad to see Simon leave but wish him well in the future."

Simon Critchell said "On a personal front, there are several projects I have been thinking about for some time and, after nearly 4 years at Alfred Dunhill, I feel now is the time to move on. It has been a privilege to lead Alfred Dunhill and I wish the brand every future success".

Richemont has appointed Mr Christopher Colfer as Chief Executive Officer of Alfred Dunhill Limited to replace Mr Critchell. Mr Colfer, aged 36, joined Richemont in 1991 as a marketing executive in Rothmans International. He was closely involved in the successful integration of Rothmans International brand portfolio into British American Tobacco, following the merger of the two companies in 1999. Most recently, he has been responsible for a number of marketing initiatives and has overseen the successful development of Richemont's smaller brands, including Chloé, Hackett and Purdey and has been responsible for a number of the Group's venture and development capital investments.

Richemont owns a portfolio of leading international brands including Cartier, Van Cleef & Arpels, Alfred Dunhill, Montblanc and Lancel as well as prestigious watch manufacturers Jaeger-LeCoultre, Piaget, Baume & Mercier, IWC, Vacheron Constantin, A. Lange & Söhne and Officine Panerai.

In addition to its luxury goods business, Richemont holds an 18.3 per cent interest in British American Tobacco.

Further enquiries: Mr Alan Grieve
Director of Corporate Communications

Tel. + 41 22 715 3736

Analysts' inquiries : Ms Sophie Cagnard-Fabrici
Head of Investor Relations

Tel. + 33 1 5818 2597